

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2016

Via E-mail
Darin Smith
Lead Director and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

> **Re: AXA Equitable Life Insurance Company**
> **Registration Statement on Form S-3**
> **Filed October 17, 2016**
> **File No. 333-214140**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Registration Statement

1.   Disclosure indicates that each contract has a minimum initial purchase amount of $1 million. Please revise to register a good faith estimate of the maximum amount of securities that you intend to offer and sell pursuant to this registration statement. In this regard, please note that under the Securities Act of 1933 you may not register additional shares by post-effective amendment and a registrant is limited to the maximum aggregate offering amount registered at time of effectiveness as opposed to an indefinite amount as allowed in Section 24(f) of the Investment Company Act of 1940.

General

2.   Disclosure indicates that the purchase payment under a funding agreement may be allocated to up to five general escrow tranches and one special escrow tranche. We note that these tranches are a new feature of the product. It appears that the general escrow tranches are distinguished based on maturity and crediting rate, and that claims may be

made against the general escrow tranches (applied from earliest-maturing tranche to latest-maturing tranche). It appears that the special escrow tranche has a distinct crediting rate and no maturity date, and that claims may be made against the special escrow tranche. We have the following comments:

- With a view towards disclosure, please explain the purpose of the tranches and how they could be used, in particular why a purchaser of the product would use the general escrow tranches as compared to the special escrow tranche.

- Disclosure indicates that claims made against the general escrow tranches will not be applied against the special escrow tranche unless explicit instructions are given to do so, and the same for claims made against the special escrow tranche. With a view towards disclosure, pleased explain why there will be separate claims processes for the general escrow tranches and the special escrow tranche. In this regard, please explain why some claims would be general escrow claims and others special escrow claims.

Item 16. Exhibits

3. Please file a copy of the form of funding agreement and the form of specification application term sheet as soon as practicable. We may have additional comments after reviewing the form of each document.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Andy Schoeffler, Special Counsel in the Office of Capital Markets Trends, at 202-551-3748, Dave Walz, Financial Analyst in the Office of Capital Markets Trends, at 202-551-3358, or me at 202-551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director